HEAD N.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the Year Ended December 31, 2008

HEAD N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets at December 31, 2008 and 2007	F-2

Consolidated Income Statements for the Years Ended December 31, 2008, 2007 and 2006	F-3

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2008, 2007 and 2006	F-4

Consolidated Cash Flow Statements for the Years Ended December 31, 2008, 2007 and 2006	F-5

Notes to the Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and General Meeting of Shareholders of Head N.V.:

We have audited the accompanying consolidated balance sheets of Head N.V. and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated income statements, changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the consolidated financial position of Head N.V. and its subsidiaries at December 31, 2008, and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

February 24, 2009
PwC Wirtschaftsprüfung GmbH
Vienna, Austria

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2008	2007

		(in thousands)
ASSETS:
Non-current assets
Property, plant and equipment, net	5, 6	€61,300	€59,879
Intangible assets	5, 7	11,146	10,509
Goodwill	5, 7	2,643	2,882
Available-for-sale financial assets	10, 16	--	608
Deferred income tax assets	21	63,027	61,137
Trade receivables	9, 16	1,662	1,726
Other non-current assets	16, 22	4,793	4,174
Total non-current assets		144,571	140,915
Current assets
Inventories, net	8	77,120	75,265
Trade and other receivables	9, 16	130,790	130,272
Prepaid expense		2,089	2,376
Available-for-sale financial assets	10, 16	6,194	10,230
Cash and cash equivalents	16, 28	17,643	30,264
Total current assets		233,836	248,407
Total assets		€378,407	€389,322

EQUITY:
Share capital	12	€398	€398
Other reserves	12	111,489	111,489
Treasury shares	12	(7,119)	(7,119)
Retained earnings		30,960	40,699
Fair Value and other reserves including
cumulative translation adjustments (CTA)	20	(9,694)	(12,450)
Total equity		126,034	133,017

LIABILITIES:
Non-current liabilities
Borrowings	15, 16	132,955	133,163
Retirement benefit obligations	18	14,643	15,157
Other long-term liabilities	17, 23	6,141	11,993
Total non-current liabilities		153,739	160,313
Current liabilities
Trade and other payables	13	57,880	60,709
Income tax liabilities		1,221	883
Borrowings	15, 16	27,039	21,600
Provisions	14	12,493	12,801
Total current liabilities		98,634	95,993
Total liabilities		252,373	256,305
Total liabilities and equity		€378,407	€389,322
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME SHEETS

		For the Years Ended December 31,
	Note	2008	2007	2006

		(in thousands, except per share data)

Total net revenues	5	€326,030	€320,992	€366,762
Cost of sales	25	202,899	196,911	222,597
Gross profit		123,131	124,080	144,165
Selling and marketing expense	25	93,167	94,319	92,929
General and administrative expense	25	29,560	30,062	30,342
Restructuring costs	14, 25	4,299	2,033	--
Share-based compensation (income) expense	23, 25	(5,341)	(218)	1,818
Other operating income, net	25	(458)	(1,430)	(902)
Operating profit (loss)		1,905	(686)	19,978
Interest expense	16	(12,954)	(12,592)	(12,376)
Interest and investment income	16	1,159	2,069	1,609
Foreign exchange gain (loss)	16	92	287	(297)
Profit (loss) before income taxes		(9,798)	(10,922)	8,914
Income tax benefit (expense):
Current		(1,209)	(1,201)	(2,085)
Deferred		1,268	969	(2,415)
Income tax benefit (expense)	21	59	(232)	(4,499)
Profit (loss) for the year		€(9,738)	€(11,154)	€4,415

Earnings per share-basic
Profit (loss) for the year	29	€(0.26)	€(0.31)	€0.12
Earnings per share-diluted
Profit (loss) for the year	29	€(0.26)	€(0.31)	€0.12

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Total
	Note	Attributable to equity holders of the Company						Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Shares	Earnings	CTA

		(in thousands, except share data)

Balance at January 1, 2006		36,219,902	€7,964	€125,247	€(12,307)	€47,438	€(1,884)	€166,459

Increase in share capital	12	--	9,409	(9,409)	--	--	--	0
Decrease in share capital	12	--	(9,409)	9,409	--	--	--	0
Capital repayment	12	--	--	(9,409)	--	--	--	(9,409)
Profit for the year		--	--	--	--	4,415	--	4,415
Changes in fair value and other reserves including CTA:
Unrealized gain on available-for-sale
financial assets (net of tax of €30)	20	--	--	--	--	--	104	104
Unrealized gain on cash flow hedges
(net of tax of €68)	11, 20	--	--	--	--	--	270	270
Reclassification adjustment for derivative gains recorded in net income (net of tax of €69)	11, 20	--	--	--	--	--	(274)	(274)
Foreign currency translation adjustment	20	--	--	--	--	--	(5,678)	(5,678)
Total recognised income and expense in 2006		--	--	--	--	4,415	(5,578)	(1,163)
Balance at December 31, 2006		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€155,888

Sale of treasury shares	12	50,908	--	(147)	297	--	--	150
Capital repayment	12	--	(7,566)	415	--	--	--	(7,151)
Exercise of options, equity-based	12, 23	838,622	--	(4,618)	4,891	--	--	273
Loss for the year		--	--	--	--	(11,154)	--	(11,154)
Changes in fair value and other reserves including CTA:
Unrealized loss on available-for-sale
financial assets (net of tax of €86)	20	--	--	--	--	--	(342)	(342)
Unrealized loss on cash flow hedges
(net of tax of €30)	11, 20	--	--	--	--	--	(101)	(101)
Reclassification adjustment for derivative losses recorded in net income (net of tax of €78)	11, 20	--	--	--	--	--	244	244
Foreign currency translation adjustment	20	--	--	--	--	--	(4,790)	(4,790)
Total recognised income and expense in 2007		--	--	--	--	(11,154)	(4,989)	(16,143)
Balance at December 31, 2007		37,109,432	€398	€111,489	€(7,119)	€40,699	€(12,450)	€133,017

Loss for the year		--	--	--	--	(9,738)	--	(9,738)
Changes in fair value and other reserves including CTA:
Unrealized loss on available-for-sale
financial assets (net of tax of €223)	20	--	--	--	--	--	(667)	(667)
Reclassification adjustment for derivative gains recorded in net loss (net of tax of €48)	11, 20	--	--	--	--	--	(144)	(144)
Foreign currency translation adjustment	20	--	--	--	--	--	3,567	3,567
Total recognised income and expense in 2008		--	--	--	--	(9,738)	2,756	(6,982)
Balance at December 31, 2008		37,109,432	€398	€111,489	€(7,119)	€30,960	€(9,694)	€126,034

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

		For the Years Ended December 31,
	Note	2008	2007	2006

		(in thousands)
OPERATING ACTIVITIES:
Profit (loss) for the year		€(9,738)	€(11,154)	€4,415
Adjustments to reconcile net profit (loss)
to net cash provided by operating activities:
Depreciation and amortization	6, 7	15,117	13,251	14,061
Amortization and write-off of debt issuance cost
and bond discount (interest expense)		433	401	470
Impairment	7	--	11	184
Release for leaving indemnity and pension benefits	18	(630)	(573)	(532)
Restructuring	14	837	1,930	(1,261)
(Gain) loss on sale of property, plant and equipment	6	(9)	(296)	98
Share-based compensation (income) expense	23	(5,341)	(218)	1,818
Deferred income	17	(754)	(863)	(1,573)
Interest expense	16	12,521	12,191	11,905
Interest income	16	(1,161)	(2,031)	(1,609)
Tax expense	21	1,209	1,201	2,085
Deferred tax (benefit) expense	21	(1,268)	(969)	2,415
Changes in operating assets and liabilities:
Accounts receivable	9	2,109	16,514	(5,682)
Inventories	8	636	(12,183)	1,656
Prepaid expense and other assets		(346)	(647)	907
Accounts payable, accrued expenses and other liabilities	13, 14	(5,576)	(2,755)	9,940
Interest paid		(12,265)	(13,878)	(14,972)
Tax paid		(669)	(2,657)	(1,203)
Net cash (used for) provided by operating activities		(4,895)	(2,724)	23,122
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	6	(14,227)	(13,742)	(15,018)
Purchase of intangible assets	7	--	--	(44)
Proceeds from sale of property, plant and equipment	6	239	2,097	114
Purchases of available-for-sale financial assets	10	(64)	(8,169)	(5,017)
Sale of available-for-sale financial assets	10	3,820	17,055	2,154
Interest received		1,033	2,084	1,639
Net cash used for investing activities		(9,199)	(674)	(16,172)
FINANCING ACTIVITIES:
Change in short-term borrowings, net	15	4,324	(113)	(2,629)
Payments on long-term debt	15	(2,412)	(2,546)	(1,776)
Proceeds from other long-term obligations	15	428	222	1,876
Proceeds from exercised options, share-based	12	--	273	--
Sale of treasury shares	12	--	150	--
Capital repayment	12	--	(7,151)	(9,409)
Change in restricted cash		1,994	696	780
Net cash provided by (used for) financing activities		4,335	(8,468)	(11,158)
Effect of exchange rate changes on cash and cash equivalents		(869)	(803)	(844)

Net decrease in cash and cash equivalents		(10,628)	(12,669)	(5,052)
Cash and cash equivalents, unrestricted at beginning of period		27,782	40,451	45,503
Cash and cash equivalents, unrestricted at end of period		€17,155	€27,782	€40,451

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 1 – General information

Head N.V. (“Head” or the “Company”) was incorporated in Rotterdam, Netherlands, on August 24, 1998. The address of its registered office is Rokin 55, 1012 KK Amsterdam, the Netherlands. The Company’s ordinary shares are listed on the Vienna Stock Exchange (“HEAD”) and registered with the SEC (U.S. Securities and Exchange Commission).

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski boots, ski bindings and snowboard products, tennis,racquetball and squash racquets, tennis balls, tennis footwear and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands, Spain and the United Kingdom), North America, and Asia.

These consolidated financial statements were approved by the Board of Directors on February 24, 2009.

Note 2 - Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention and fair value accounting for available-for-sale financial assets and derivatives.

All International Financial Reporting Standards issued by the IASB and relevant for the Company’s financial statements that are effective at the time of preparing the consolidated financial statements and applied by the Company, have been adopted for use in the EU by the European Commission and the consolidated financial statements of the Company also comply with IFRS as adopted by the EU. Therefore the term “IFRS” is used in the following.

Standards, amendment and interpretations effective in 2008

IAS 39 (Amendment), “Financial instruments: Recognition and measurement” and IFRS 7, “Financial instruments: Disclosures” - Reclassification of Financial Assets. The amendment to the standard permits reclassification of some financial instruments out of the fair-value-through-profit-or-loss category and out of the available-for-sale category. In the event of reclassification, additional disclosures are required under IFRS 7. This amendment does not have an impact on the Company’s financial statements as no such reclassification took place.

IFRIC 11, “IFRS 2 – Group and treasury share transactions”, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Company’s financial statements.

IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction”, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

requirement. This interpretation does not have any impact on the Company’s financial statements, as the Company is not subject to any minimum funding requirements.

Standard and Interpretation early adopted by the Company

IFRS 8, “Operating segments” (effective from January 1, 2009). IFRS 8 replaces IAS 14 “Segment Reporting” and aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Company applied IFRS 8 retrospectively which did not result in a change in reporting segment. The reported segment is consistent with the internal reporting provided to the chief operating decision-maker.

Interpretations effective in 2008 but not relevant

The following interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2008 but are not relevant to the Company’s operations:

-	IFRIC 12, “‘Service concession arrangements”
-	IFRIC 13, “Customer loyalty programmes”.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and amendments to existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after January 1, 2009 or later periods, but the Company has not early adopted them:

-
IFRS 2 (Amendment), “Share-based Payment” (effective from January 1, 2009). The amendment to the standard clarifies the terms “vesting conditions” and “cancellations”. The Company will apply IFRS 2 (Amendment) from January 1, 2009, but is not expected to have a material impact on the Company’s financial statements.

-
IFRS 3 (Revised), “Business Combinations” and IAS 27 (Amendment) “Consolidated and Separate Financial Statements”. IFRS 3 is applicable from periods beginning on or after July 1, 2009. The revised standard requires business combinations to be accounted for as acquisitions and gives greater transparency. The Company will apply IFRS 3 (Revised) and IAS 27 (Amendment) prospectively to all business combinations from January 1, 2010.

-
IAS 1 (Revised), “Presentation of financial statements” (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement. The Company will apply IAS 1 (Revised) from January 1, 2009.

-
IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Company will apply IAS 23 (Amendment) prospectively to the capitalization of borrowing costs on qualifying assets from January 1, 2009.

-
IAS 32 (Amendment) “Financial Instruments: Presentation”, and IAS 1 (Amendment) “Presentation of financial statements” –  “Puttable financial instruments and obligations arising on liquidation” (effective from January 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The Company will apply the IAS 32 and IAS 1 (Amendment) from January 1, 2009, but is not expected to have any impact on the Company’s financial statements.

-
IAS 39 (Amendment), “Financial instruments: Recognition and measurement”. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations:

(a) a one-sided risk in a hedged item, and

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

(b) inflation in a financial hedged item.
Entities are required to apply the amendment retrospectively for annual periods beginning on or after July 1, 2009. The Company will apply IAS 39 (Amendment) from July 1, 2009 retrospectively but is not expected to have any impact on the Company’s financial statements.

The following amendments are part of the IASB’s annual improvement project published in May 2008:
-
IFRS 5 (Amendment), “Non-current assets held for sale and discontinued operations” (and consequential amendment to IFRS 1, “First-time adoption”) (effective from July 1, 2009). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. The Company will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from January 1, 2010.

-
IAS 1 (Amendment), “Presentation of financial statements” (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading are examples of current assets and liabilities respectively. The Company will apply the IAS 39 (Amendment) from January 1, 2009. It is not expected to have an impact on the Company’s financial statements.

-
IAS 19 (Amendment), “Employee benefits” (effective from January 1, 2009). The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.
The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.
IAS 37, “Provisions, contingent liabilities and contingent assets”, requires contingent liabilities to be disclosed, not recognized. IAS 19 has been amended to be consistent. The Company will apply the IAS 19 (Amendment) from January 1, 2009.
-
IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39 “Financial instruments: Recognition and measurement”. The Company will apply IAS 23 (Amendment) from January 1, 2009. It is not expected to have an impact on the Company’s financial statements.

-
IAS 28 (Amendment), “Investments in associates” (and consequential amendments to IAS 32, “Financial Instruments: Presentation” and IFRS 7, “Financial instruments: Disclosures”) (effective from January 1, 2009). An investment in associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, e.g. goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Company will apply the IAS 28 (Amendment) to impairment tests related to investment in subsidiaries and any related impairment losses from January 1, 2009.

-
IAS 36 (Amendment), “Impairment of assets” (effective from January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Company will apply the IAS 28 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009.

-
IAS 38 (Amendment), “Intangible assets” (effective from January 1, 2009). The amendment clarifies that an entity is required to recognize an expense with respect to advertising and promotional activities when it receives services or, in the case of a supply of goods, when it receives access to those goods. As the Company’s current accounting policy is in line with this amendment, the application does not have an impact on the Company’s financial statements.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Interpretations to existing standards that are not yet effective and not relevant for the Company’s operations

The following interpretations and amendments to existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after January 1, 2009 or later periods but are not relevant for the Company’s operations:
-	IAS 20 (Amendment), “Accounting for government grants and disclosure of government assistance” (effective from January 1, 2009).
-	IFRIC 15, “Agreements for construction of real estates” (effective from January 1, 2009).
-
IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, effective for annual periods beginning on or after October 1, 2008, provides guidance on accounting for the hedge of a net investment in a foreign operation.

-
IFRIC 17 “Distributions of Non-cash Assets to Owners” is applicable from periods beginning on or after July 1, 2009 and shall standardize practice in the accounting treatment of distribution of non-cash assets to owners.

-	IFRIC 18 “Transfers of Assets from Customers” (effective from July 1, 2009) provides additional guidance on the accounting for transfers of assets from customers.

The following amendments are part of the IASB’s annual improvement project published in May 2008:
-	IAS 16 (Amendment), “Property, plant and equipment” (and consequential amendment to IAS 7, “Statement of cash flows”) (effective from January 1, 2009).
-	IAS 27 (Amendment), “Consolidated and separate financial statements” (effective from January 1, 2009).
-
IAS 28 (Amendment), “Investments in associates” (and consequential amendments to IAS 32, “Financial Instruments: Presentation” and IFRS 7, “Financial instruments: Disclosures”) (effective from January 1, 2009). IAS 29 (Amendment), “Financial reporting in hyperinflationary economies” (effective from January 1, 2009).

-	IAS 31 (Amendment), “Interests in joint ventures” (and consequential amendments to IAS 32 and IFRS 7) (effective from January 1, 2009).
-
IAS 38 (Amendment), “Intangible assets”, (effective from January 1, 2009). IAS 40 (Amendment), “Investment property” (and consequential amendments to IAS 16) (effective from January 1, 2009). IAS 41 (Amendment), “Agriculture” (effective from January 1, 2009).

-
Minor amendments to IAS 20 “Accounting for government grants and disclosure of government assistance” and IAS 29, “Financial reporting in hyperinflationary economies” IAS 40, “Investment property” and IAS 41, “Agriculture”(not addressed above).

Consolidation

a) Subsidiaries
The consolidated financial statements of Head include the financial statements of all majority-owned subsidiaries and entities over which the Company has financial and operating control and special purpose entities in which the Company has determined it is the main beneficiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

b) Associates

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s share of its associates’ post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. When the Company’s share of loss in an associate equals or exceeds its interest in the associate, the Company does not recognized further losses, unless it has incurred obligations or made payments on behalf of the associate.

Segment Reporting

An operating segment is consistent with the internal reporting provided to the chief operating decision-maker, the Company’s Chief Executive Officer. Decisions regarding strategy, resources, financing, capital investments and insurance are made on the basis of the Company’s performance based on its consolidated operating results and consolidated balance sheet; and liquidity planning is based on the Company’s consolidated cash flows.

Foreign Currency Translation

a) Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are recognized in equity as a component of fair value and other reserves/CTA.

Foreign exchange gains and losses that result from financing and investing activities are presented in the income statement within “Foreign exchange gain (loss)”. All other foreign exchange gains and losses are presented in the income statement within “Other operating income, net”.

c) Group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
-	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet.
-	Income and expenses for each income statement are translated at average exchange rates prevailing during the year.
-	All resulting exchange differences on equity items are recognized as a separate component of equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized and depreciated over the remaining useful life of the asset. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation and impairment losses are removed from the related accounts, and any gain or loss on

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disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company’s buildings are depreciated over a period of 30-50 years, building improvements are depreciated over a period of 10-25 years and machinery and equipment is depreciated over a period of 2-20 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 6 and 14).

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets comprise of trademarks with an indefinite useful life which are carried at cost less accumulated impairment losses and land use rights with a useful life of 50 years, which are carried at cost less accumulated amortization and impairment losses. Amortization of land use rights is calculated using the straight-line method.

Goodwill and other intangible assets with an indefinite useful life are allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which trademarks and goodwill arose.

Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Impairment losses on goodwill are not reversed. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Financial assets are recognized at trade date. Management determines the classification of its financial assets at initial recognition and reevaluates this designation at every reporting date.

a) Financial assets at fair value through profit or loss
Derivatives are categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets (“Other non-current assets”). Loans and receivables are classified as “trade and other receivables” in the balance sheet (see Note 9).

c) Available-for-sale financial assets

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Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets and financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are initially and subsequently carried at amortized cost using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognized in equity.

When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement in “Interest income”.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement.

The accounting policy for trade and other receivables follows on the next page.

Derivative Financial Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The Company uses derivative instrument, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to forecasted foreign currency denominated cash flows.

Until 2008, the Company designated the derivative as a hedging instrument (cash flow hedge) on the date on which a derivative contract was transacted. Changes in derivative fair values that were designated effective and qualified cash flow hedges were deferred and recorded as a component of fair value and other reserves/CTA until the hedged transactions affected earnings; at which time the deferred gains and losses on the derivative designated as cash flow hedges was recognized in earnings and classified in accordance with the classification of the hedged item. The Company excluded the time value component of the derivatives’ change in fair value from the assessment of hedge effectiveness.

The Company documented at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documented its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in equity are disclosed in Note 20. The full fair value of a hedging derivative was classified as a non-current asset or liability if the remaining hedge item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. Until 2007, for those financial instruments that did not qualify for hedge accounting, the Company recognized the changes in the fair value of the instruments in the income statement (“Foreign exchange gain (loss)”). In 2008, the Company recognized all changes in the fair value of the instruments in the income statement (“Foreign exchange gain (loss)”). The Company does not utilize financial instruments for trading or speculative purposes.

Inventories

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NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Inventories are stated at the lower of cost and net realizable value. Cost being determined on a first-in first-out basis (“FIFO”). The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade and Other Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the income statement within selling and marketing costs. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and marketing costs in the income statement.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is the Company’s normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance. In the rental business the Company agrees to payment terms over one year and classifies those long-term trade receivables as non-current assets in the consolidated balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less. Bank overdrafts are shown within “Borrowings” in current liabilities on the balance sheet.

Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing Costs

Borrowing costs are not capitalized but expensed when incurred.

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Current and Deferred Income Tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases.  With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company’s Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company’s other subsidiaries. Deferred taxes are calculated by using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable.

Employee Benefits

(a) Retirement benefit obligations

The Company operates various pensions and other employee benefits schemes. The schemes are partly funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. A defined benefit plan is a plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

For defined contribution plans, the Company pays contributions to publicly or privately administered insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

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NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

(b) Share-based compensation

The Company operates a number of share-based compensation plans. The plans are treated either as equity-settled or cash-settled. The change in fair value of the employee services received in exchange for the grant of the options is recognized in share based compensation expense with a corresponding entry to equity for the equity-settled plan and to other long-term liabilities for cash-settled plans. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that were vested.

(c) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Provisions

Provision for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Restructuring provisions consist mainly of employee termination payments. Provisions are not recognized for future operating losses.

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized and the Company has a constructive obligation. Warranty provision is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on our historical experiences.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue Recognition

The Company recognizes revenue when significant risks and rewards of ownership of the goods are transferred to the buyer.  These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred.

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion.  Prepayments received on long-term licensing agreements are recognized in other long-term liabilities.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Sales deductions

The Company accrues for customer discounts based upon estimated refund obligations and classifies all sales incentives, which are earned by the Company’s customers subsequent to delivery of its product, including cash discounts for volume rebates other than cash consideration, such as credits that the Company’s customer can apply against trade amounts owed as sales deductions.

Interest Income

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Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the carrying amount is reduced to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Research and Development Costs

Research costs are recognized as costs when incurred. Development costs for changes in design are short term and recognized as cost when they are incurred. Development cost for new products are capitalized if they meet the criteria for recognition as an intangible asset. The Company did not capitalize any development costs.

Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options, equity-settled under the Plan 1998 (see Note 23). For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Note 3 – Financial Risk Management

Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse

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effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

As a consequence of the issuance of the Company’s 8.5% senior notes the Company is limited in its ability to:
- incur debt;
- pay dividends;
- repurchase capital stock or make investments, loans and advances;
- sell or transfer assets;
- create liens;
- enter into sale and leaseback transactions;
- engage in various transactions with affiliates; and
- undergo various kinds of merger transactions.

If the Company fails to comply with these restrictions, its obligation to repay the senior notes may be accelerated.

a) Market Risk

Currency Risk
The Company operates in a multi-currency environment in which a portion of its revenues and expenses are denominated in currencies other than the euro. The Company is, as a result, subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into the reporting currency, the euro. The Company incurs transaction risk when one of its subsidiaries enters into a transaction using a currency other than its functional currency, although the Company reduces this risk by seeking, when possible, to match its revenues and costs in each currency. The Company also hedges part of its firm commitments for sales to Japan, Switzerland, United Kingdom and Canada through forward contracts and options with Austrian and Italian banks. Accordingly, shifts in currency exchange rates, particularly between the euro and the U.S. dollar, may adversely affect our results of operations. The table below shows the European Central Bank exchange rates for euro for those currencies that mainly influence the Company’s results:

	December 31,
1 Euro =	2008	2007	2006
USD	1.3917	1.4721	1.3170
CHF	1.4850	1.6547	1.6069
GBP	0.9525	0.7334	0.6715
JPY	126.1400	164.9300	156.9300
CAD	1.6998	1.4449	1.5281
CSK	26.8750	26.6280	27.4850
CNY	9.4956	10.7524	10.2793

Due to the marginal foreign currency risk the Company does not disclose further sensitivities.

Price Risk
The Company is exposed to marketable securities price risk because of marketable securities held by the Company and classified on the consolidated balance sheet as available-for-sale. To manage its price risk arising from marketable securities, the Company diversifies its portfolio. Due to the marginal price risk the Company does not disclose further sensitivities.

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NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company operates with several international banks and does not have a lead bank.
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s main external financial source arises from its 8.5% senior notes. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. During 2008 and 2007, the Company’s borrowings at variable rate were denominated in euro, Japanese yen, Canadian dollar and Czech koruna.

b) Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable.  The Company places cash with high quality financial institutions. The Company’s customers are concentrated in the retail industry. However, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

c) Liquidity Risk

The Company’s liquidity needs arise principally from working capital requirements, capital expenditures, asset acquisitions and the semi-annual interest payment on its 8.5% senior notes in January and July. Given the nature of winter sports, and to a lesser extent racquet sports and diving, the Company’s operating cash flow and working capital needs are highly seasonal. The Company’s need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from the Company’s bank lines, proceeds from sales of marketable securities, are invested in inventories and receivables. In October, the Company signed an agreement with Austrian banks for additional short-term working capital lines of €8.0 million available until December 31, 2008. Historically, the Company’s primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to the Company’s subsidiaries.

The Company uses major international banks to deposit its cash and cash equivalents.

The Company believes that its cash flow from operations together with credit lines will be adequate to meet the anticipated requirements for working capital, capital expenditures and scheduled interest payments.

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Fair value estimation

The fair value of financial instruments traded in active markets (available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date provided by the bank.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

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NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The fair value of the Company’s senior notes equals the market value at December 31, 2008. If the market value would increase by 10% the fair value would increase by €3.4 million but it has no effect on the Company’s financial statements.

Note 4 – Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, impairments of trade receivables, product warranties and returns, inventory obsolescence and recognition of deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information.  Actual results could differ from those estimates.

Estimated impairment of trademark and goodwill

The Company tests annually whether trademarks, with an indefinite useful life and goodwill amounting to €13.2 million have suffered any impairment, in accordance with the accounting policy stated in Note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 7).

If the estimated pre-tax discount rate applied to the discounted cash flows had been 10% points higher than management’s estimates, the recoverable amount would have still exceeded the carrying amount of the assets.

Impairment of trade receivables

The Company recorded an impairment of trade receivables for estimated losses amounting to €2.8 million in 2008 resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions may be required. The Company specifically analyzes accounts receivables and evaluates historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the impairment of trade receivables. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2008.

If estimations relating to the percentage of uncollected accounts receivable were increased by 10% points, the Company would recognize an additional provision of €0.2 million.

Impairment of Long Lived Assets

Property, plant and equipment with a carrying amount of €61.3 million are initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. The Company has determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on the Company’s current plans. The estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. The Company reviews the estimated useful lives assigned to property, plant and equipment when the business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment are reviewed for impairment. When such assets’ carrying value is greater than the recoverable amount, an impairment loss is recognized.

Provision for Product Warranties

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The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized. The warranty provision amounting to €3.9 million is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on historical experiences. While the Company believes that its warranty and product return provisions are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. The Company updates these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases the Company adjusts its warranty reserves accordingly. Future warranty expenses may exceed the Company’s estimates, which could lead to an increase in cost of sales. Significant differences from estimates did not occur in the past.

If revenues and claims were to increase by 10% points, the Company would have to recognise an additional provision of €0.3 million.

Inventory Obsolescence

The Company’s chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. The Company periodically reviews its inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs amounting to €3.1 million of the Company’s inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions were less favourable than those projected by the Company, additional inventory write-downs may be required.

Tax Loss Carry Forwards

The Company recognises deferred tax assets on tax loss carry forwards amounting to €73.9 million for which it is probable that they will be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Company was to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

If management’s estimation with respect to the probability of tax losses carry forwards to be realized were to differ by 10% points the Company would have to increase income tax expense by €7.4 million.

Note 5 - Segment Information

The Company operates in one reporting segment, Sporting Goods. The Company’s nature of products and production processes are similar, the customers are largely the same and also the distribution channels the Company uses are the same for all its products.

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NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The tables below show net revenues from external customers and long-lived assets by geographic region based on the location of the Company’s subsidiaries:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
Revenues from External Customers:
Austria	€137,016	€128,772	€160,897
Italy	34,253	36,374	36,381
Other (Europe)	45,913	48,020	54,064
Asia	24,048	15,567	17,257
North America	84,801	92,259	98,162
Total Net Revenues	€326,030	€320,992	€366,762

Although the Company’s homeland is the Netherlands, the Company’s economic domestic market is Austria.  The Company has no major customers but a large number of customers who disperse across many geographic areas.

	December 31,
	2008	2007
	(in thousands)
Long-lived assets:
Austria	€16,474	€18,764
Italy	9,559	10,300
Other (Europe)	21,319	18,984
Asia	11,869	7,338
North America	15,868	17,884
Total segment assets	€75,089	€73,270

Sales by product category consist of the following:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
Revenues by Product Category:
Winter Sports	€156,359	€140,533	€188,070
Racquet Sports	121,449	129,836	132,683
Diving	52,359	51,818	48,623
Licensing	5,582	7,280	8,078
Sales Deductions	(9,717)	(8,475)	(10,692)
Total Net Revenues	€326,030	€320,992	€366,762

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NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 6 – Property, Plant and Equipment

	Land	Buildings	Machinery & plant equipment	Fixtures, furnitures & office equipment	Construction in progress	Total property, plant & equipment
	(in thousands)
As of January 1, 2006
Cost	€3,307	€26,905	€100,461	€39,830	€770	€171,273
Accumulated depreciation	--	(7,475)	(70,085)	(32,098)	--	(109,657)
Net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617

Year ended December 31, 2006
Opening net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617
Additions	--	2,289	9,381	3,348	--	15,018
Disposals	--	(2)	(667)	457	--	(212)
Transfers	(41)	(1,117)	3,566	(1,450)	(770)	188
Exchange difference	(165)	56	(552)	(105)	--	(766)
Depreciation and impairment charge	--	(1,075)	(9,876)	(3,072)	--	(14,023)
Closing net book value	€3,102	€19,581	€32,229	€6,910	€--	€61,821

As of December 31, 2006
Cost	€3,102	€29,952	€106,681	€39,578	€--	€179,313
Accumulated depreciation	--	(10,371)	(74,453)	(32,669)	--	(117,492)
Net book value	€3,102	€19,581	€32,229	€6,910	€--	€61,821

Year ended December 31, 2007
Opening net book value	€3,102	€19,581	€32,229	€6,910	€--	€61,821
Additions	--	2,370	9,412	1,960	--	13,742
Disposals	--	(1,876)	161	(75)	--	(1,790)
Transfers	--	--	25	111	--	136
Exchange difference	(98)	(5)	(703)	(6)	--	(811)
Depreciation and impairment charge	--	(1,157)	(9,460)	(2,602)	--	(13,219)
Closing net book value	€3,004	€18,913	€31,664	€6,297	€--	€59,879

As of December 31, 2007
Cost	€3,004	€30,306	€113,405	€39,558	€--	€186,273
Accumulated depreciation	--	(11,393)	(81,740)	(33,261)	--	(126,394)
Net book value	€3,004	€18,913	€31,664	€6,297	€--	€59,879

Year ended December 31, 2008
Opening net book value	€3,004	€18,913	€31,664	€6,297	€--	€59,879
Additions	6	3,050	9,912	1,259	--	14,227
Disposals	--	(8)	(127)	(95)	--	(230)
Transfers	--	(25)	31	(6)	--	--
Exchange difference	254	266	1,946	65	--	2,531
Depreciation and impairment charge	--	(1,418)	(11,485)	(2,203)	--	(15,106)
Closing net book value	€3,264	€20,778	€31,941	€5,317	€--	€61,300

As of December 31, 2008
Cost	€3,264	€33,660	€125,559	€40,217	€--	€202,700
Accumulated depreciation	--	(12,882)	(93,618)	(34,899)	--	(141,399)
Net book value	€3,264	€20,778	€31,941	€5,317	€--	€61,300

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In 2006, the Company reclassified €0.2 million from “Intangible assets” to “Property plant and equipment”. In 2007, the Company reclassified €0.1 million from “Other non-current assets” to “Property plant and equipment”.

The Company’s total proceeds on the sale of property and equipment were €0.2 million, €2.1 million, and €0.1 million resulting in a gain of €0.3 million for the year ended December 31, 2007, and a loss of €0.1 million for the year ended December 31, 2006. Gains (losses) are included in other operating income (expense), net in the accompanying consolidated income statements.

Depreciation expense of €11.5 million has been charged in cost of goods sold (2007: €11.4 million, 2006: €12.0 million,), €0.4 million in selling and marketing expense (2007: €0.5million, 2006: €0.5 million) and €1.1 million in general and administrative expense (2007: €1.3 million, 2006: €1.5 million). €2.1 million additional depreciation was recorded in restructuring costs (see Note 14).

Land and building with a carrying value of €2.0 million and €2.1 million as of December 31, 2008 and 2007, respectively are used to secure a loan (see Note 15).

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 7 – Goodwill and Intangible Assets

		Intangible Assets
	Goodwill	Trademarks	Other	Total
	(in thousands)	(in thousands)
As of January 1, 2006
Gross	€3,161	€12,586	€1,192	€13,778
Accumulated amortization	--	--	(336)	(336)
Net book value	€3,161	€12,586	€856	€13,442

Year ended December 31, 2006
Opening net book value	€3,161	€12,586	€856	€13,442
Additions	--	--	44	44
Transfers	--	--	(198)	(198)
Exchange difference	(19)	(1,294)	(35)	(1,329)
Amortisation and impairment	--	(184)	(37)	(221)
Closing net book value	€3,142	€11,109	€630	€11,739

As of December 31, 2006
Gross	€3,142	€11,293	€652	€11,945
Accumulated amortization and
impairment	--	(184)	(22)	(206)
Net book value	€3,142	€11,109	€630	€11,739

Year ended December 31, 2007
Opening net book value	€3,142	€11,109	€630	€11,739
Exchange difference	(248)	(1,170)	(26)	(1,197)
Amortisation and impairment	(11)	--	(32)	(32)
Closing net book value	€2,882	€9,939	€571	€10,509

As of December 31, 2007
Gross	€2,894	€10,122	€626	€10,748
Accumulated amortization and
impairment	(11)	(184)	(54)	(238)
Net book value	€2,882	€9,939	€571	€10,509

Year ended December 31, 2008
Opening net book value	€2,882	€9,939	€571	€10,509
Exchange difference	(239)	574	75	648
Amortisation and impairment	--	--	(12)	(12)
Closing net book value	€2,643	€10,512	€633	€11,146

As of December 31, 2008
Gross	€2,643	€10,686	€674	€11,360
Accumulated amortization and
impairment	--	(174)	(40)	(214)
Net book value	€2,643	€10,512	€633	€11,146

The Company has determined an indefinite useful life for trademarks as the economic benefit is not limited to a certain period of time.

As of December 31, 2006, the Company has recognized an impairment loss against trademark of €0.2 million in general and administrative expense, as a result of the annual impairment test.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Impairment test for trademarks and goodwill

The Company completed the annual impairment test, in the fourth quarter of 2008 and 2007. Trademarks and goodwill are allocated to the Company’s cash-generating units (“CGUs”) identified according to country of operation and product category.

The following table provides information with regards to the allocation of trademark and goodwill to the CGU:

	December 31,
	2008		2007
	Racquet Sports	Diving	Racquet Sports	Diving
	(in thousands)		(in thousands)
Trademark	€10,512	€--	€9,939	€--
Goodwill	€1,028	€1,615	€1,336	€1,546

In the impairment test on the trademarks and goodwill, the difference was calculated between the carrying value of the CGU which benefits from the business combination in which trademarks and goodwill arose and its recoverable amount. The recoverable amount of a CGU is determined based on value-in-use calculation. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated based on the result of the third year budgeted.

Management determined budgeted gross margin based on past performance and expected market development. The discount rate used (7.5%) is pretax and reflects specific risks relating to the Company’s business.

Note 8 – Inventories

Inventories consist of the following:

	As of December 31,
	2008	2007
	(in thousands)
Raw materials and supplies	€17,021	€16,219
Work in process	7,319	6,926
Finished goods	65,807	66,867
Provisions	(13,027)	(14,745)
Total inventories, net	€77,120	€75,265

The cost of inventories recognized as expense and included in “Cost of sales” amounted to €129.2 million and €124.4 million for the year ended December 31, 2008 and 2007, respectively.

The Company recognized a provision of €3.1 million, €4.3 million, and €4.2 million for impairment of inventories during the year ended December 31, 2008, 2007 and 2006, respectively. The Company released a provision for impaired inventories of €1.0 million, €1.3 million, and €1.0 million for the year ended December 31, 2008, 2007 and 2006, respectively.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 9 – Trade and Other Receivables

Accounts receivable consist of the following:

	As of December 31,
	2008	2007
	(in thousands)
Trade debtors	€138,357	€136,069
Other receivables	7,076	8,262
Allowance for doubtful accounts	(12,981)	(12,333)
Total accounts receivable, net	€132,452	€131,998
Less: long-term portion	(1,662)	(1,726)
Short-term portion	€130,790	€130,272

As of December 31, 2008 and 2007, the nominal value of long-term trade receivables was €1.8 million, respectively. The average interest rate used was 5.8% and 5.9% for the year ended December 31, 2008 and 2007, respectively.

	December 31,
	2008	2007
	(in thousands)
Accounts Receivable Trade, net	€125,376	€123,736

thereof not overdue, not impaired	101,868	98,021
thereof overdue, not impaired
1 - 30 days	€6,457	€5,976
31 - 60 days	--	2,261
61 - 90 days	--	996
over 90 days	--	801
	€6,457	€10,034

thereof impaired	€17,051	€15,681

For the Company’s accounts receivable trade there is no credit rating available.

As of December 31, 2008, for trade receivables that are neither impaired nor past due, there are no indicators that the debtors will not meet their payment obligations. There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of customers, internationally dispersed.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The following table shows trade receivables, gross by currency:

	December 31,
	2008	2007
	(in thousands)
EUR	€76,030	€77,235
USD	29,871	29,732
JPY	17,183	12,791
CAD	8,127	9,329
CHF	4,755	3,202
GBP	2,262	3,620
Other	129	160
Trade debtors	138,357	136,069
Allowance for doubtful accounts	(12,981)	(12,333)
	€125,376	€123,736

The following table shows the development of allowances on trade receivables:

	December 31,
	2008	2007
	(in thousands)
Balance as of January 1	€12,333	€12,162
Additions	2,833	2,013
Used	(2,332)	(1,126)
Released	(288)	(310)
Translation adjustments	435	(405)
Balance as of December 31	€12,981	€12,333

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

	December 31,
	2008	2007
	(in thousands)
Expenses for full write-offs of receivables	€1,239	€690

Income from recoveries on receivables written off	€101	€31

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling and marketing expense.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 10 – Available-for-Sale Financial Assets

Available-for-sale financial assets consist of the following:

	December 31,
	2008	2007
	(in thousands)
Available-for-Sale
Money market funds	€6,030	€10,230
Other securities	164	608
Total Financial assets available-for-sale	6,194	10,838
Less: Short-term portion	(6,194)	(10,230)
Total Long-term financial assets available-for-sale	€0	€608

Available-for-sale financial assets developed as follows during the years ended December 31, 2008 and 2007:

	Available-for-sale financial assets
	Current	Non-Current
	(in thousands)
Balance as of January 1, 2007	€17,828	€1,971
Additions	8,169	--
Disposals	(15,716)	(1,340)
Change in fair value	(51)	(23)
Balance as of December 31, 2007	€10,230	€608
Additions	64	--
Disposals	(3,708)	(50)
Reclassification	563	(563)
Change in fair value	(955)	6
Balance as of December 31, 2008	€6,194	€0

The following table is a summary of the Company’s financial assets’ (denominated in euro) gross unrealized losses and fair value, aggregated by category and length of time that individual financial assets have been in an unrealized loss position, at December 31, 2008 and 2007:

	As of December 31, 2008
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Money market funds	€6,030	€(856)	€--	€--	€6,030	€(856)
Other securities	164	(35)	--	--	164	(35)
Total temporarily impaired securities	€6,194	€(890)	€--	€--	€6,194	€(890)

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

	As of December 31, 2007
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Money market funds	€9,923	€(192)	€--	€--	€9,923	€(192)
Other securities	--	--	608	(32)	608	(32)
Total temporarily impaired securities	€9,923	€(192)	€608	€(32)	€10,531	€(224)

For the year ended December 31, 2008 and 2007, the Company recorded €0.3 million and €0.7 million of realized gains on available-for-sale financial assets respectively, which was recognized in “Interest income”.

None of these financial assets is either past due or impaired.

Note 11 - Derivative Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted foreign currency denominated cash flows.

The Company applied hedge accounting for certain foreign exchange contracts for the year 2007 and 2006. Therefore the Company recorded the change in fair market value of derivatives related to cash flow hedges to fair value reserve of €0.1 million and €0.3 million (net of tax) for the year ended December 31, 2007 and 2006, respectively, all of which were reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2007, the Company reclassified a loss from fair value and other reserves/CTA to earnings of €0.2 million. For the year ended December 31, 2008 and 2006, the Company reclassified a gain from fair value and other reserves/CTA to earnings of €0.1 million and €0.3 million (net of tax), respectively.

The following table provides information regarding the Company’s foreign exchange forward and option contracts as of December 31, 2008 and 2007. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	December 31, 2008
	Contract amount
	in euro	Local currency converted into euro	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€28,642	€28,870	€(427)	€(427)
Foreign exchange option contracts	€9,300	€9,554	€178	€178

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

	December 31, 2007
	Contract amount
	in euro	Local currency converted into euro	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€24,728	€24,038	€568	€568
Foreign exchange option contracts	€3,250	€3,202	€44	€44

For those foreign exchange contracts were the Company did not apply hedge accounting, the Company recognized the change in fair value of foreign exchange forward contracts with a contract amount of €17.3 million and a fair value of €0.4 million and foreign exchange option contracts with a contract amount of €2.3 million and a fair value of €0.01 million in the income statement resulting in a gain of €0.4 million, for the year ended December 31, 2007.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less. Foreign exchange contracts are recorded in trade and other receivables or trade and other payables according to their fair value.

Note 12 –Equity

The Company is a Naamloze Vennootschap (“N.V.”), a Dutch public Company with limited liability. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is €225,000 and the minimum paid in capital requirement for a N.V. is €45,000.

Other reserves include additional paid-in capital and share-based compensation expense for the stock option plan 1998, reduced by a capital repayment in 2006 and 2007.

As at December 31, 2008 and 2007, the nominal value of the 39,820,677 shares issued was €0.01.

As at December 31, 2008 and 2007, the authorized share capital amounts to €1,991,033.84 and is divided into 199,103,384 shares with a nominal value of €0.01 per share.

	As of December 31,
	2008	2007
	(in thousands)
Shares issued	39,821	39,821
Less: Treasury shares owned by the Company	(2,184)	(2,184)
Less: Shares held by the Stichting	(527)	(527)
Shares outstanding	37,109	37,109

Dividends

In 2008 and 2007, the Company did not pay a dividend.

Decrease in Nominal Value - Capital Repayment 2007

At the Company’s Annual General Meeting on May 30, 2007, shareholders approved to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.2 million to its shareholders which was paid in September 2007.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Increase and Decrease in Nominal Value - Capital Repayment 2006

At the Annual General Meeting of the shareholders held on May 24, 2006, the Company’s shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from €0.20 to €0.45 out of other reserves and to subsequently reduce the nominal value of the shares from €0.45 to €0.20. As a consequence of the adoption of the resolution, the Company made a capital repayment of €0.25 per share to its shareholders in September 2006.

Stichting

The Stichting Head Option Plan (the “Stichting”) is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company’s ordinary shares.  In conjunction with the Company’s option plans (see Note 23), the Stichting also issues depository receipts to option holders, upon exercise of the option.  Holders of depositary receipts are entitled to dividends paid on the Company’s shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of €11.9 million, to the Stichting.  The Stichting may use these shares to fulfil the Company’s obligations under the Head Tyrolia Mares Company Executive Stock Option Plans (see Note 23).

As of January 1, 2004, in accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets.

In August 2006, the Company transferred 237,094 shares with an original cost of €0.5 million, to the Stichting.

During the year ended December 31, 2007, the Stichting sold 50,908 treasury shares.

In September 2007, the Company’s CEO exercised equity-settled stock options under the Plan 1998 and received 838,622 shares. The option price was $0.45 per share.

Treasury Shares

Pursuant to resolutions which were approved on May 28, 2008 the Board of Management is authorized to buy back a maximum of 30% of the Company’s issued share capital during a period of 18 months, although the Company will not hold more than 10% of its issued shares at any time.

As of December 31, 2008 and 2007, the Company owned 2,711,245 shares of treasury shares, respectively of which 527,104 was held by the Stichting at December 31, 2008 and 2007.

Majority Shareholder

Head Sports Holdings N.V and its shareholders controlled 19,898,766 shares, or approximately 49.97% of the Company’s issued shares, as of December 31, 2008. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 13 – Trade and Other Payable

Accounts payable consist of the following:

	As of December 31,
	2008	2007
	(in thousands)
Accounts payables, Trade	€17,322	€18,879
Allowances	4,276	4,377
Commissions	2,572	2,786
Personnel expenses	8,600	8,751
Deferred Income	1,870	2,507
Interest	4,423	4,374
Legal, Audit, Consulting	2,514	2,450
Fiscal Authorities	4,348	2,583
Advertising	4,343	6,150
Social Institution	1,251	1,431
Freight & duties	1,202	1,135
Other	5,159	5,285
Total	€57,880	€60,709

All accounts payable are current as the settlement will take place within 12 months.

Note 14 – Provisions

Provisions consist of the following:

	As of December 31,
	2008	2007
	(in thousands)
Warranty	€3,880	€4,142
Product Liability	104	312
Litigation	3,891	3,944
Restructuring	2,087	2,033
Other	2,532	2,370
Total	€12,493	€12,801

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

	Warranty	Product Liability	Litigation	Restruc- turing	Other	Total
	(in thousands)
Net book value as of January 1, 2007	€3,910	€488	€3,531	€103	€3,718	€11,750
Current year provision
booked to expense	1,922	(151)	844	2,033	2,051	6,698
Amount paid	(1,687)	(25)	(601)	(103)	(1,296)	(3,712)
Reversal booked to income or
expense	--	--	(183)	--	(1,679)	(1,862)
Reclassification	--	--	367	--	(367)	--
Exchange difference	(2)	--	(15)	--	(57)	(74)
Net book value as of December 31, 2007	€4,142	€312	€3,944	€2,033	€2,370	€12,801
Current year provision
booked to expense	1,068	--	770	1,101	1,273	4,212
Amount paid	(1,334)	(54)	(823)	(698)	(1,228)	(4,137)
Reversal booked to income or
expense	--	(154)	--	(264)	(150)	(568)
Reclassification	--	--	--	--
Exchange difference	2	--	--	(85)	267	184
Net book value as of December 31, 2008…	€3,880	€104	€3,891	€2,087	€2,532	€12,493

Warranty
The Company sells certain of its products to customers with a product warranty that provides free of cost repairs at or the issuance of credit notes to the customer. The length of the warranty term varies from one to two years and depends on the product being sold. The Company accrues its estimated exposure to warranty claims based upon historical warranty claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period.

Product Liability
Some of the Company’s products are used in relatively high-risk recreational settings, and from time to time the Company is named as a defendant in lawsuits asserting product liability claims relating to our sporting goods products. The Company maintains product liability based on past experiences and taking into account the coverage of our product liability insurance. Management regularly reviews any cases and adjusts its estimations.

Litigation
From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. There is no legal or constructive obligation until the outcome of current legal proceedings, claims and litigation is known. However, management believes that the resolution of these matters will not materially affect the Company’s financial position.

The Company accrued €3.9 million for suits with several parties including competitors, customers for past receipts, former employees, suppliers and licensees at December 31, 2008 and 2007 respectively.

Restructuring
Throughout 2008 and 2007 the Company performed various restructuring programs. These programs consisted of the following:

Italy reorganization 2007
In October 2007, the Company approved a restructuring program to outsource some parts of production and close a production site in Italy to gain more flexibility and reduce fixed cost. The costs of €0.4 million consist of termination cost and have been fully accrued as of December 31, 2007. In 2008, additional cost of €0.2 million was incurred. This restructuring process has been finalized by October 2008.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Reorganization of ski production
In October 2007, the Company announced the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic to reduce fixed cost. As of December 31, 2007, the Company recognized €1.6 million relating to this program mainly consisting of €1.0 million employee severance cost, €0.5 million cost for deconstruction and €0.1 million engineering cost. In 2008, €0.3 million was used, €0.3 million of severance cost was released and additional cost of €0.9 million in relation to scrapping and writing-off of fixed assets and €0.2 million of termination benefits were incurred. The Company will largely complete the program during 2009.

Shut-down of tennis ball facility
After shifting tennis ball production from the U.S. to China it was decided to shut-down the U.S. tennis ball factory. In 2008, the Company recorded €3.2 million of restructuring cost consisting of € 2.1 million of additional depreciation of fixed assets and €1.0 million termination benefits which were accrued in 2008. The Company expects to incur additional restructuring costs in 2009 of €0.9 million to write-off fixed assets and €1.3 million of cost to dismantle the plant.

Note 15 – Borrowings

	December 31, 2008
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Lines of credit	€24,650	€24,650	€--	€--	€--
Senior Notes	111,904	--	--	--	111,904
Sale-Leaseback Transaction	9,848	153	337	386	8,972
Mortgage	2,438	204	455	527	1,252
Other long-term debt	8,568	2,033	1,474	582	4,479
Liabilities against Venture Partner	2,587	--	--	--	2,587
	€159,994	€27,039	€2,266	€1,494	€129,195

	December 31, 2007
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Lines of credit	€19,141	€19,141	€--	€--	€--
Senior Notes	111,617	--	--	--	111,617
Sale-Leaseback Transaction	9,990	143	316	361	9,171
Mortgage	2,484	179	400	463	1,442
Other long-term debt	9,514	2,138	2,709	812	3,855
Liabilities against Venture Partner	2,018	--	--	--	2,018
	€154,763	€21,600	€3,424	€1,635	€128,103

Lines of credit contain revolving credit lines which are negotiable on a frequent basis.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Borrowings are denominated in the following currencies:

	As of December 31,
	2008	2007
	(in thousands)
EUR	€148,750	€141,799
USD	5,024	4,501
JPY	4,772	8,088
CAD	1,287	--
CZK	161	375
Total Borrowings	€159,994	€154,763

The tables below show contractually agreed (undiscounted) interest payments and repayments of the financial liabilities:

		CASH FLOW 2009			CASH FLOW 2010 - 2011
	Obligations December 31, 2008	Interest fix	Interest variable	Re- demption	Interest fix	Interest variable	Re- demption
	(in thousands)
Lines of credit	€24,650	€--	€748	€24,650	€--	€--	€--
Senior Notes	111,904	9,675	--	--	19,350	--	--
Sale-Leaseback	9,848	651	--	153	1,269	--	337
Mortgage	2,438	172	--	204	296	--	455
Other long-term debt	8,568	6	75	2,033	30	12	1,472
Liab. Venture Partner	2,587	336	--	--	673	--	--
	€159,994	€10,840	€823	€27,039	€21,618	€12	€2,265

	CASH FLOW 2012 - 2013			CASH FLOW THEREAFTER
	Interest fix	Interest variable	Re- demption	Interest fix	Interest variable	Re- demption
	(in thousands)
Lines of credit	€--	€--	€--	€--	€--	€--
Senior Notes	19,350	--		4,838	--	113,825
Sale-Leaseback	1,221	--	386	1,999	--	8,972
Mortgage	225	--	527	188	--	1,252
Other long-term debt	20	--	582	11	--	4,480
Liab. Venture Partner	673	--	--	--	--	2,587
	€21,488	€0	€1,494	€7,036	€--	€131,116

Lines of credit contain revolving credit lines which are negotiable on a frequent basis. Until the maturity date of the Company’s 8.5% senior notes an addition to disagio of €1.9 million will be booked to liabilities.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Borrowings, current

Borrowings, current consist of the following:

	December 31,
	2008	2007
	(in thousands)
Lines of credit	€24,650	€19,141
Current maturities of long term debts	2,389	2,460
Total Borrowings, current	€27,039	€21,600

In the second quarter of 2001, the Company’s subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the “Österreichische Kontrollbank” (“OEKB”) which were renegotiated in 2003, in the total amount of €15.0 million secured by all Austrian trade receivables. As of December 31, 2008, the fair value of trade receivables that serve as collateral for the Company’s revolving credit lines was €53.1 million (2007: €49.6 million).

In addition, the Company used lines of credit with several banks in Austria, France, Canada and Japan of €9.7 million and had €2.6 million in unused lines of credit. The French lines of credit are secured by all French trade receivables. In 2007, the Company used lines of credit with several banks in Japan of €4.1 million and had €2.9 million in unused lines of credit. The weighted average interest rate on outstanding short-term borrowings was 4.50% and 4.33% as of December 31, 2008 and 2007, respectively.

The amount of current borrowings recognized in the consolidated balance sheet approximates the fair value.

Borrowings, non-current

Borrowings, non-current consist of the following:

	December 31,
	2008	2007
	(in thousands)
Senior notes	€111,904	€111,617
Liability against venture partner	2,587	2,018
Other long-term debt	20,853	21,988
Total long term debt	€135,344	€135,623
Less current portion	(2,389)	(2,460)
Long term portion	€132,955	€133,163

Senior Notes

In January 2004, one of the Company’s subsidiaries issued €135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange.

In June 2004, the Company repurchased the equivalent of €5.5 million of its 8.5% senior notes for €5.0 million and realized a gain of €0.3 million.  As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.  In 2005, the Company repurchased the equivalent of €15.7 million of its 8.5% senior notes for €14.3 million and realized a gain of €0.9 million. As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.

At December 31, 2008 and 2007, the Company had €111.9 million and €111.6 million, respectively of senior notes outstanding.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Liability against venture partner

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 78% and 22% interest in the newly formed company, respectively. In accordance with IAS 27 and SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result the Company consolidated this entity from inception. In accordance with IAS 32, the Company recorded a liability of €2.6 million and €2.0 million, as of December 31, 2008 and 2007, respectively, for the contribution of its partner.

The Company’s partner in this venture has the right to receive a guaranteed yearly dividend of 12% on its investment balance.

Sale-Leaseback Transaction

One of the Company’s subsidiaries entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company’s continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2008 and 2007, the remaining obligation under the financing agreement is €9.8 and €10.0 million respectively.

The Company’s future minimum lease payments as of December 31, 2008, are as follows:

2009	€803
2010	803
2011	803
2012	803
2013	803
Thereafter	10,971
Total minimum payments	€14,987
Amount representing interest	(5,140)
Obligation under financing activity	€9,848
Obligations due within one year	(153)
Long-term obligations under financing
activities	€9,695

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

As of December 31, 2008, the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

	Land	Building
Cost	€1,020	€8,386
Less: Accumulated depreciation	--	(7,401)
Net book value	€1,020	€986

Mortgage Agreement

In 2002, one of the Company’s subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of €4.9 million ($4.8 million) over a 15 year term at an interest rate of 7.33%. At December 31, 2008 and 2007, the outstanding balance of the mortgage is €2.4 million ($3.4 million) and €2.5 million ($3.7 million), respectively and the carrying value of the property was €1.6 million ($2.3 million) and €1.7 million ($2.5 million) as of December 31, 2008 and 2007, respectively.

Other long-term debt

In August 2006, the Company renegotiated the terms of its outstanding credit lines of Japanese Yen (“JPY“) 1,382.9 million (€8.8 million) with a Japanese bank and agreed a semi-annual prepayment of JPY 24.5 million (€0.2 million) for five years. As a consequence the Company reclassified €4.5 million from bank overdraft to long-term debt and €0.2 million to current maturities of long-term debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks.

The weighted average interest rate on other long-term debt was 3.0% and 4.9% as of December 31, 2008 and 2007, respectively. Borrowings mature at various dates through 2017. At December 31, 2008 and 2007, the remaining outstanding long-term debt is €8.6 million and €9.5 million, respectively.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 16 – Additional Disclosures on Financial Instruments

The following table provides carrying amounts, amounts recognized and fair values of financial assets and liabilities by category.

	Category in accordance with IAS 39	Carrying amount Dec. 31, 2008	Amounts recognized in balance sheet according to IAS 39			Fair value Dec. 31, 2008
			Amortized cost	Fair value recognized in equity	Fair value recognized in profit or loss
		(in thousands)
Assets
Cash and cash equivalents	LaR	€17,643	€17,643	€--	€--	€17,643
Trade receivables	LaR	125,376	125,376	--	--	125,376
Other receivables	LaR	5,476	5,476	--	--	5,476
Derivative financial asset	DuH	297	--	--	297	297
Available-for-sale financial assets	AfS	6,194	--	6,194	--	6,194
		€154,986	€148,495	€6,194	€297	€154,986

Liabilities
Trade payables	FLaC	€17,322	€17,322	€--	€--	€17,322
Other payables	FLaC	24,667	24,667	--	--	24,667
Derivative financial liabilities	DuH	546	--	--	546	546
Lines of credit	FLaC	24,650	24,650	--	--	24,650
Senior Notes	FLaC	111,904	111,904	--	--	34,148
Sale-Leaseback	FLaC	9,848	9,848	--	--	9,475
Mortgage	FLaC	2,438	2,438	--	--	2,844
Other long-term debt	FLaC	8,568	8,568	--	--	8,568
Liabilities against Venture Partner	FLaC	2,587	2,587	--	--	2,587
		€202,529	€201,983	€--	€546	€124,806

Aggregated by category
in accordance with IAS 39:
Loans and receivables	LaR	€148,495	€148,495	€--	€--	€148,495
Derivatives used for hedging (asset)	DuH	297	--	--	297	297
Available-for-sale financial assets	AfS	6,194	--	6,194	--	6,194
Financial liabilities at amortized cost	FLaC	201,983	201,983	--	--	124,260
Derivatives used for hedging(liability)	DuH	546	--	--	546	546

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

	Category in accordance with IAS 39	Carrying amount Dec. 31, 2007	Amounts recognized in balance sheet according to IAS 39			Fair value Dec. 31, 2007
			Amortized cost	Fair value recognized in equity	Fair value recognized in profit or loss
		(in thousands)
Assets
Cash and cash equivalents	LaR	€30,264	€30,264	€--	€--	€30,264
Trade receivables	LaR	123,736	123,736	--	--	123,736
Other receivables	LaR	3,167	3,167	--	--	3,167
Derivative financial asset	DuH	665	--	211	454	665
Available-for-sale financial assets	AfS	10,838	--	10,838	--	10,838
		€168,670	€157,167	€11,049	€454	€168,670

Liabilities
Trade payables	FLAC	€18,879	€18,879	€--	€--	€18,879
Other payables	FLAC	26,557	26,557	--	--	26,557
Lines of credit	FLAC	19,141	19,141	--	--	19,141
Senior Notes	FLAC	111,617	111,617	--	--	87,645
Sale-Leaseback	FLAC	9,990	9,990	--	--	9,534
Mortgage	FLAC	2,484	2,484	--	--	2,832
Other long-term debt	FLAC	9,514	9,514	--	--	9,514
Liabilities against Venture Partner	FLAC	2,018	2,018	--	--	2,018
		€200,200	€200,200	€--	€--	€176,120

Aggregated by category
in accordance with IAS 39:
Loans and receivables	LaR	€157,167	€157,167	€--	€--	€157,167
Derivatives used for hedging	DuH	665	--	211	454	665
Available-for-sale financial assets	AfS	10,838	--	10,838	--	10,838
Financial liabilities at amortized cost	FLaC	200,200	200,200	--	--	176,120

Cash and cash equivalents, and trade and other receivables mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values. Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values. The fair values of the senior notes equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of liabilities to banks and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and the Company’s credit spread curve for specific currencies.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The tables below show net gain/(loss) be category:

For the Year Ended December 31, 2008
Interest Income/ (Expense)	From Subsequent Measurement			Gain/ (Loss) on Disposal	Net Gain/ (Loss)
	Fair Value Gain/ (Loss)	Foreign Currency Gain/ (Loss)	Impairment/ Reversal of Impairment
	(in thousands)
Loans and receivables (LaR)	€829	€--	€1,386	€(3,118)	€(525)	€(1,428)
Derivatives used for hedging (DuH)	--	465	(581)	--	--	(117)
Available-for-sale financial assets (AfS)	290	--	--	--	(1)	289
Financial liabilities at amortized cost (FLAC)	(12,903)	--	(986)	--	--	(13,889)
	€(11,784)	€465	€(181)	€(3,118)	€(526)	€(15,145)

For the Year Ended December 31, 2008
Interest Income/ (Expense)	From Subsequent Measurement			Gain/ (Loss) on Disposal	Net Gain/ (Loss)
	Fair Value Gain/ (Loss)	Foreign Currency Gain/ (Loss)	Impairment/ Reversal of Impairment
	(in thousands)
Loans and receivables (LaR)	€1,222	€(261)	€(514)	€(315)	€(614)	€(481)
Derivatives used for hedging (DuH)	--	496	25	--	--	521
Available-for-sale financial assets (AfS)	746	--	--	--	38	784
Financial liabilities at amortized cost (FLAC)	(12,526)	--	229	--	146	(12,151)
	€(10,558)	€235	€(260)	€(315)	€(430)	€(11,328)

The Company recognized all components of net gain/(loss) in “Interest and investment income”, “Interest expense” and “Foreign exchange gain (loss)”, except for impairment/reversals of impairment of trade receivables. Those are reported under “Selling and marketing expense”. Foreign exchange gains/(losses) of trade receivables are recognized under “Other operating (income) expense, net”.

Note 17 – Other Long-Term Liabilities

	As of December 31,
	2008	2007
	(in thousands)
Deferred income, non-current	€5,676	€6,252
Liability on share-based payments	465	5,694
Other	--	48
Total other long-term liabilities	€6,141	€11,993

Other long-term liabilities also include a long-term portion of deferred income from long-term licensing agreements. In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for a further 10 years until 2019 and has received a prepayment in the amount of €4.9 million for the extended period. Additionally, the payment terms of the original agreement have been amended and it was agreed that the prepayment of €4.1 million received in November 2004 represents a one time fee with no future royalty payments. The prepayments were recorded as deferred income in the consolidated balance sheet and are recognized over the contract period. At

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

December 31, 2008 and 2007, the deferred income balance associated with this licensing agreement was €5.7 million and €5.8 million, respectively.

As of December 31, 2008 and 2007, the Company recognised the short-term portion of the long-term licensing agreements of €1.0 million and €0.7 million, respectively in trade and other payables.

The Company records liabilities on share-based payments in relation to its stock option plans (see Note 23).

Note 18 – Retirement benefit obligations

The Company funds pension and other postretirement benefit plans paid to employees at some Austrian, other European and Japanese locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. For the year ended December 31, 2008 and 2007, the only pension plan that includes plan assets are the French and Japanese pension plans. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. The discount rate is based on the expected return of long-term securities in the secondary market.

Pension benefits and other postretirement benefit plans have developed as follows:
	December 31,
	2008	2007	2006
	(in thousands)
Beginning of the year	€15,157	€15,744	€16,449
Charge to income	1,704	1,530	2,199
Payments	(2,180)	(2,116)	(2,946)
Release	(203)	--	--
Reclassifications	--	--	37
Exchange differences	163	(1)	5
End of the year	€14,643	€15,157	€15,744

Other postretirement benefits include anniversary bonuses and severance obligations.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The table below shows the obligations and unfunded status:

	Pension Benefits			Other Benefits
	2008	2007	2006	2008	2007	2006
Change in benefit obligation	(in thousands)			(in thousands)
Benefit obligation at beginning of year	€4,720	€4,830	€4,887	€12,448	€13,758	€14,521
Service cost	233	268	296	586	579	1,230
Interest cost	239	208	210	484	491	536
Amendments	301	0	--	(64)	(173)	(5)
Actuarial loss (gain)	(375)	(302)	(294)	(564)	(469)	215
Settlement	--	--	--	(45)	(276)	--
Benefit payments	(137)	(249)	(180)	(1,981)	(1,458)	(2,727)
Translation adjustment	212	(34)	(89)	62	(4)	(11)
Benefit obligation at end of year	€5,193	€4,720	€4,830	€10,926	€12,448	€13,758
Change in plan assets
Fair value of plan assets
at beginning of year	334	394	405	--	--	--
Actual return on plan assets	13	0	(0)	--	--	--
Employer contribution	46	45	47	--	--	--
Benefit payments	(16)	(88)	(8)	--	--	--
Amendment	303	--	--	--	--	--
Translation adjustment	111	(18)	(49)	--	--	--
Fair value of plan assets at end of year	€792	€334	€394	€--	€--	€--
Unfunded status	4,402	4,386	4,435	10,926	12,448	13,758
Unrecognized net actuarial loss (gain)	172	(161)	(485)	(823)	(1,519)	(1,977)
Translation adjustment	(45)	3	13	--	--	--
Net amount recognized	€4,529	€4,228	€3,963	€10,103	€10,929	€11,781

Amounts recognized in the consolidated balance sheet consist of:
	Pension Benefits			Other Benefits
	2008	2007	2006	2008	2007	2006
	(in thousands)			(in thousands)
Other assets	€11	€--	€--	€--	€--	€--
Accrued benefit cost	€4,540	€4,228	€3,963	€10,103	€10,929	€11,781

Accrued benefit costs are included in the balance sheet line item “Retirement benefit obligation” on the consolidated balance sheets.  The Company expects to make insignificant amounts of employer contributions during the years 2009 to 2012.

The contribution for defined contribution plans for the year ended December 31, 2008, 2007 and 2006 amounted to €0.1 million respectively.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The components of net periodic benefit costs consist of the following:
	Pension Benefits			Other Benefits
	2008	2007	2006	2008	2007	2006
	(in thousands)			(in thousands)
Service cost	€233	€268	€296	€586	€579	€1,230
Interest cost	239	208	210	484	491	536
Expected return on plan assets	(21)	(8)	(9)	--	--	--
Recognized actuarial (gain) loss	5	13	(143)	178	(20)	79
Net periodic benefit cost	€457	€480	€354	€1,248	€1,050	€1,845

The weighted average assumptions used to determine benefit obligations are as follows:
	Pension Benefits			Other Benefits
	2008	2007	2006	2008	2007	2006
Discount rate	5.1%	4.6%	4.4%	5.5%	5.0%	4.6%
Rate of compensation increase	2.4%	2.3%	2.4%	3.2%	3.0%	2.7%
Expected return on plan assets	2.9%	2.2%	2.2%	--	--	--

The plan assets of the Japanese pension plan consist of equity funds at December 31, 2008 and 2007. The Company invests in equity funds with an expected stable growth rate. The actual return on plan assets was not significant. The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable. The plan assets of the French pension plan consist of an insurance contract.

	December 31,
	2008	2007	2006	2005	2004
	(in thousands)
Present value of defined benefit obligations	€16,119	€17,168	€18,588	€19,408	€18,028
Fair Value of plan assets	792	334	405	400	400
Deficit	€15,327	€16,835	€18,183	€19,008	€17,628

Experience adjustments on plan liabilities	€(939)	€(771)	€(80)	€833	€147
Experience adjustments on plan assets	7	8	9	9	0

Note 19 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2014. Rent expense was approximately €4.2 million, €3.9 million and €3.7 million for the year ended December 31, 2008, 2007 and 2006, respectively.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2008:
December 31,
2008
(in thousands)
2009	€4,218
2010	2,651
2011	1,950
2012	1,396
2013	1,113
Thereafter	1,139
€12,467

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiration date, December 31, 2009, if neither of the two parties cancels. This agreement contains an operating lease for warehouse facilities and machinery and equipment. The future minimum payments are included within above table.

Note 20 – Fair Value and Other Reserves Including Cumulative Translation Adjustment

The following table shows the components of fair value and other reserves/CTA:

	Foreign Currency Translation Adjustment	Foreign exchange loss on invested intercompany receivables	Unrealized Gains on Derivative Instruments	Unrealized Gain (Loss) on Securities	Fair Value and Other Reserves/CTA
	(in thousands)
Balance at January 1, 2006	€1,386	(3,289)	€5	€14	€(1,884)
Current period changes	--	--	(4)	104	100
Translation Adjustments	(4,134)	(1,544)	--	--	(5,678)
Balance at December 31, 2006	€(2,748)	(4,833)	€1	€118	€(7,462)
Current period changes	--	--	143	(342)	(199)
Translation Adjustments	(3,391)	(1,400)	--	--	(4,790)
Balance at December 31, 2007	€(6,138)	(6,233)	€144	€(224)	€(12,450)
Current period changes	--	--	(144)	(667)	(811)
Translation Adjustments	3,693	(126)	--	--	3,567
Balance at December 31, 2008	€(2,445)	(6,359)	€0	€(890)	€(9,694)

As of January 1, 2004, one of the Company’s euro-based subsidiaries recognized non-euro denominated permanently invested intercompany accounts receivable. As of December 31, 2008 and 2007 the foreign exchange losses recorded in CTA were €8.5 million and €8.3 million respectively.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 21 – Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company’s effective tax rate for financial statement purposes.

	December 31,
	2008	2007	2006

Dutch statutory tax rate	25.5%	25.5%	29.1%
Tax rate differential	5.2	(3.1)	7.8
Other taxes	(5.2)	(8.4)	9.3
Prior year adjustments	5.7	12.9	25.2
Changes in tax rates	(6.4)	(16.0)	(0.4)
Effect on non-recognized tax losses	(24.2)	(13.0)	(21.3)
Effective tax rate	0.6%	(2.1)%	49.6%

In 2008, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to the effect of non-recognized tax losses for which it is not probable to be realized of € 2.4 million. Withholding taxes, other local taxes and prior year adjustments mainly in Italy and Austria and changes in local tax rates mainly in Italy the Czech Republic and China affected the tax rate.

In 2007, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a reduction of the German income tax rate by 9% as of January 1, 2008, which was resolved in July 2007 and led to a reduction of long-term deferred tax assets, mainly on tax losses carried forward and accordingly additional deferred tax expense of €1.4 million. Other effects that lead to differences to the Dutch statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy and Austria and the effect of non-recognized tax losses of €1.5 million for which it is not probable to be utilized by future taxable income.

In 2006, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to an adjustment of tax loss carry forwards in Austria which led to a decrease of €4.3 million. Other effects that lead to differences to the Dutch statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada. The provision for additional tax losses which will not be used also affects the effective tax rate.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2008 are as follows:

	December 31,	(Charged)/ credited	(Charged)/ credited	Exchange	December 31,
	2008	to income	to equity	differences	2007
	(in thousands)
Short-term:

Deferred tax asset:

Tax loss carried forward	€170	€(2,362)	€--	€--	€2,532
Impairment of inventory	4,215	(417)	--	8	4,623
Impairment of accounts receivable	1,083	(148)	--	135	1,096
Provisions	2,229	(474)	--	106	2,597
Other	290	73	48	19	149
Total Short-term deferred tax assets	€7,987	€(3,327)	€48	€269	€10,998

Deferred tax liabilities:

Liabilities	€(2,099)	€(86)	€--	€(1)	€(2,012)
Other	(498)	(136)	222	--	(584)
Total Short-term deferred tax liability	€(2,597)	€(221)	€222	€(1)	€(2,597)

Total Short-term deferred tax asset, net	€5,390	€(3,549)	€270	€268	€8,401

Long-term:

Deferred tax asset:

Tax loss carried forward	€73,769	€6,802	€--	€(10)	€66,977
Fixed assets	263	(199)	--	(3)	465
Intangible assets	14	(92)	--	3	103
Retirement Benefit Obligations	908	7	--	45	856
Investments	815	(125)	--	--	940
Lease obligations	2,424	(38)	--	--	2,462
Other	1,553	(232)	42	5	1,739
Total Long-term deferred tax assets	€79,746	€6,122	€42	€40	€73,542

Deferred tax liabilities:

Fixed assets	€(758)	€276	€--	€2	€(1,036)
Investments	(20,891)	(1,507)	--	--	(19,384)
Other	(460)	(74)	--	--	(386)
Total Long-term deferred tax liability	€(22,109)	€(1,305)	€--	€2	€(20,806)

Total Long-term deferred tax asset, net	€57,637	€4,817	€42	€42	€52,736

Total deferred tax asset, net	€63,027	€1,268	€312	€310	€61,137

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2007 are as follows:

	December 31,	(Charged)/ credited	(Charged)/ credited		Exchange	December 31,
	2007	to income	to equity	Reclass.	differences	2006
	(in thousands)
Short-term:

Deferred tax asset:

Tax loss carried forward	€2,532	€(31)	€--	€--	€--	€2,563
Impairment of inventory	4,623	523	--	--	3	4,097
Impairment of accounts receivable	1,096	(96)	--	--	(23)	1,215
Provisions	2,597	612	--	--	(7)	1,992
Other	149	(835)	(48)	(255)	(15)	1,302
Total Short-term deferred tax assets	€10,998	€174	€(48)	€(255)	€(42)	€11,169

Deferred tax liabilities:

Liabilities	€(2,012)	€(1,238)	€--	€(306)	€1	€(469)
Other	(584)	(304)	112	393	--	(786)
Total Short-term deferred tax liability	€(2,597)	€(1,542)	€112	€87	€1	€(1,255)

Total Short-term deferred tax asset, net	€8,401	€(1,368)	€64	€(168)	€(41)	€9,914

Long-term:

Deferred tax asset:

Tax loss carried forward	€66,977	€3,395	€--	€--	€1	€63,581
Fixed assets	465	(335)	--	--	4	796
Intangible assets	103	2	--	--	(0)	101
Retirement Benefit Obligations	856	220	--	--	(5)	640
Investments	940	0	--	911	29	--
Lease obligations	2,462	(71)	--	--	--	2,533
Other	1,739	917	567	255	(1)	--
Total Long-term deferred tax assets	€73,542	€4,129	€567	€1,166	€27	€67,652

Deferred tax liabilities:

Fixed assets	€(1,036)	€(71)	€--	€51	€(1)	€(1,016)
Investments	(19,384)	(1,474)	--	(911)	--	(16,998)
Other	(386)	(247)	--	(139)	--	--
Total Long-term deferred tax liability	€(20,806)	€(1,792)	€--	€(999)	€(1)	€(18,014)

Total Long-term deferred tax asset, net	€52,736	€2,337	€567	€168	€26	€49,638

Total deferred tax asset, net	€61,137	€969	€631	€0	€(15)	€59,552

Reclassifications in 2007 reflect changes from deferred tax liabilities to deferred tax assets mainly on investments.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Deferred income tax assets are recognized for tax loss carry forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. These tax losses have an unlimited carryover period. As of December 31, 2008 and 2007, the Company did not recognize deferred income tax assets of €14.9 million and €13.0 million, respectively in respect of losses amounting to €46.5 million and €42.7 million respectively, for which it is not probable to be used. All unutilized tax losses will expire by 2028, at the very latest.

Net operating losses were experienced in the following jurisdictions:

	December 31,
	2008	2007	2006
	(in thousands)
Austria	€301,380	€285,408	€268,199
Germany	13,140	13,690	14,195
North America	18,539	14,182	15,896
Other	9,619	5,452	953
	€342,678	€318,732	€299,243

The table below shows income (loss) before income taxes by geographic region (in thousands):

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
Austria	€(1,536)	€(9,514)	€12,309
Non-Austria	(8,262)	(1,409)	(3,395)
Total income (loss) before income taxes	€(9,798)	€(10,922)	8,915

Austria and Germany allow an unlimited carry forward of net operating losses, whereas the United States allow 20 years  for net operating loss carry forwards. The Company recognized deferred tax assets at the amount the Company believes is probable to be realized considering future taxable income and feasible tax planning strategies.

Note 22 - Related Party Transactions

Head Sports Holdings N.V. and its shareholders controlled 19,898,766 shares, or approximately 49.97% of the Company’s issued shares, as of December 31, 2008. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €4.6 million for the year ended December 31, 2008, 2007 and 2006, respectively. The related party provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

In 2007, the Company established a joint venture distribution company in the Netherlands in which it holds 50%. This investment of €0.01million was accounted for using the equity method and is recognized in “Other non-current assets”. The Company granted a loan of €0.6 million to the newly found company. The annual interest rate amounts to 5%. The loan is redeemable at December 31, 2012.

In 2008, the Company signed a joint venture agreement to set up a distribution company in New Zealand in which it holds 50%. This investment of €0.01million was accounted for using the equity method and is recognized in “Other non-

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

current assets”. The Company granted a shareholder loan of €0.1 million to the newly found company. The annual interest rate amounts to 5% p.a. Half of the loan is redeemable at December 31, 2009. The second half of the loan is redeemable at December 31, 2010. In case the shareholder loan cannot be paid back it will be converted into equity. The joint venture partner has the right to purchase, at any time after December 31, 2009 all shares for the paid in share capital at that time. Any outstanding shareholder loan given by the Company shall be reimbursed prior to the completion of the call option.

One of the Company’s subsidiaries leased its office building from its Executive Director of Global Sales. Rental expenses amounted to approximately €0.04 million for the year ended December 31, 2008, 2007 and 2006, respectively.

The table below shows key managements’ compensation:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
Salaries and other short-term employee benefits	€3,322	€3,471	€4,023
Post-employment benefit	572	305	270
Other long-term benefits	22	21	50
Share-based benefits	(3,775)	(775)	1,442
Total	€142	€3,022	€5,785

Note 23 – Stock Option Plans

The Company accounts for its stock options in accordance with IFRS 2 and determined the Plan 2005, 2001 and parts of the Plan 1998 to be cash-settled, as participants except for the CEO under the Plan 1998 do not have the option to receive or hold shares in Head N.V. at any time. Once vested under the Plans' terms as disclosed and exercised, the participants are issued depository receipts indexed to Head N.V. shares held by the Stichting.  Upon settlement of the depository receipts, participants are only entitled to receive a cash payment subject to having requested the Stichting to sell the shares underlying the depository receipt to the market or upon exercise of the call option by Head N.V. The call option may be exercised at the time the participant resigns or employment is terminated.  The settlement scheme established by the Company and the Stichting only allows for cash settlement and neither the Company nor the Stichting have an option to settle in shares.

Share-based compensation expense is recognized over the vesting term of the options. The fair value of the liability for the cash-settled stock option plans amounted to €0.5 million (2007: €5.7 million). Mainly the fluctuation of the Company’s share price resulted in a non-cash compensation income of €5.3 million and €0.2 million for the year ended December 31, 2008 and 2007, respectively and a non-cash compensation expense of €1.8 million for the year ended December 31, 2006. As of December 31, 2008, the total intrinsic value of the liability is zero (2007: €2.3 million).

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Company Executive Stock Option Plan 1998 (“Plan 1998”). The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. One part of the Plan 1998 is treated as cash-settled share-based plan, as participants have no right to receive shares. The Company therefore records a liability for the plan. The other part of the Plan 1998 for the Chairman and Chief Executive Officer is treated as equity-settled share-based plan, as the Company has no legal or constructive obligation to repurchase or settle the options in cash. The Chairman and Chief Executive Officer was eligible to receive all options issued under the Plan 1998 that do not vest to current participants. In 2007, he received 838,622 options.

A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. 2,278,394 options have been granted and 2,143,978 options (2007: 1,963,540 options) were exercised until December 31, 2008 and all other are exercisable. No further options will be granted under the 1998 Plan. The exercise price for all stock options granted

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vested over a period of 4 years and were subject to the Company meeting certain earnings performance targets during this period. The Company used a forfeiture rate of 37% as that many employees have left during the vesting period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years.

The Company records share-based compensation income on each balance sheet date fair values of the stock options for cash-settled plans computed using the Black and Scholes option pricing model. As at December 31, 2008, the weighted-average fair value of the grant was $0 (2007: $3.14, 2006: $3.31).

As of December 31, 2008, the weighted average remaining contractual life of the outstanding stock options is 0.7 years.

	Number of options	Weighted average exercise price

Balance, December 31, 2006	1,416,634	$0.42
Exercised, cash-settled	(263,158)	$0.42
Exercise, equity-settled	(838,622)	$0.45
Balance, December 31, 2007	314,854	$0.46
Exercise, cash-settled	(180,438)	$0.50
Balance, December 31, 2008	134,416	$0.51

Grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (“Plan 2001”). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2001 is treated as cash-settled share-based plan, as participants have no right to receive shares. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2008, the weighted-average fair value of the grant was $0.01 (2007: $0.80, 2006: $1.13), which was estimated using the following assumptions: no dividends, expected volatility of 71.28% (2007: 30.38%, 2006: 34.10%), expected term of 2.7 years (2007: 3.7 years, 2006: 4.7 years), and risk-free interest rate of 2.87% (2007: 4.57%, 2006: 4.29%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. In addition, he has received further options in the amount of 564,564, which will not vest to other participants. The Company assumes that no further options will forfeit. Options have a maximum term of 10 years.

	Number of options	Weighted average exercise price

Balance, December 31, 2008, 2007 and 2006	3,982,068	$4.31

As at December 31, 2008, the weighted average remaining contractual life of the outstanding stock options is 2.7 years, and 3,982,068 options are vested and exercisable at a price of $4.31 per share, under the Plan 2001.

Plan 2005

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 (“Plan 2005”). The Plan 2005 provides for grants of 3,874,691 stock options to certain officers and key employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2005 is treated as cash-settled share-based plan, as participants have no right to receive shares. As of December 31, 2008, a total of 3,669,346 options were granted under the terms of the Plan 2005. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2008, the weighted-average fair value of the grant was €0.13 (2007: €1.20, 2006: €1.66), which was estimated using the following assumptions: no dividends, expected volatility of 71.28% (2007: 30.38%, 2006: 34.10%), expected term of 6.7 years (2007: 7.7 years, 2006: 8.7 years), and risk-free interest rate of 2.87% (2007: 4.57%, 2006: 4.29%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at €2.168. Options generally vest over a period of 4 years. The Company assumes that about 4.4% of the options will forfeit during the four year period. Options have a maximum term of 10 years. As at December 31, 2008, 205,345 (2007: 205,345, 2006: 203,345) options were available for grant under the Plan 2005 and no options are currently exercisable. As of December 31, 2008, 145,000 options were forfeited.

	Number of options	Weighted average exercise price

Balance, December 31, 2008, 2007 and 2006	3,669,346	€2.168

Note 24 – Average Number of Employees

	For the Years Ended December 31,
	2008	2007	2006

Salaried employees	838	831	714
Hourly paid employees	1,472	1,342	1,253
Total	2,310	2,173	1,966

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 25 – Expenses by Nature

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)

Depreciation, amortization and impairment charges	€15,117	€13,263	€14,245
Employee benefit expenses	69,287	73,317	77,913
Changes in inventory	(1,890)	(1,555)	(312)
Raw material and merchandise	129,265	124,438	138,161
Commission	7,783	7,905	10,531
Shipment cost	7,374	7,705	8,104
Advertising expenses	41,019	40,444	38,274
Legal, audit, consulting and other outside services	21,989	22,721	26,043
Other expenses	34,182	33,440	33,824
Total cost of sales, selling and marketing, general and administrative and other operating (income) expense	€324,126	€321,678	€346,784

For the year ended December 31, 2008, a foreign exchange loss of € 0.3 million, for the year ended December 31, 2007 and 2006 a foreign exchange gain of €0.8 million and €1.0 million, respectively have been recorded in other operating (income) expense, net.

The Company incurred research and development costs amounting to €9.2 million, €10.5 million and €10.1 million for the year ended December 31, 2008, 2007 and 2006, respectively.

Note 26 – Personnel Costs

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)

Salaries and wages	€56,343	€55,324	€55,957
Social security and other benefits	16,580	16,681	17,939
Share options granted to directors and employees	(5,341)	(218)	1,818
Pension costs - defined benefit plans	457	480	354
Post-employment benefits	1,248	1,050	1,845
Total	€69,287	€73,317	€77,913

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 27 – List of (direct and indirect) Participations as of December 31, 2008

	Domicile	Proportion of Issued capital held

Head Holding Unternehmensbeteiligung GmbH	Austria	100.0%
HTM Sport- und Freizeitgeräte AG	Austria	100.0%
Head Sport AG	Austria	100.0%
Head International GmbH	Austria	100.0%
Head Technology GmbH	Austria	100.0%
Tyrolia Technology GmbH	Austria	100.0%
Head Austria GmbH	Austria	100.0%
Head Canada Inc.	Canada	100.0%
Head Sport s.r.o.	Czech Republic	100.0%
HTM Sport s.r.o.	Czech Republic	100.0%
HTM Bulgaria EOOD	Bulgaria	100.0%
Head France S.A.S.	France	100.0%
Head Germany GmbH	Germany	100.0%
Head UK Ltd	England	100.0%
Mares S.p.A.	Italy	100.0%
HTM Sports Japan KK	Japan	100.0%
Head Spain S.L.	Spain	100.0%
Head Switzerland AG	Switzerland	100.0%
HTM USA Holdings Inc.	USA	100.0%
Head USA Inc.	USA	100.0%
Head Sports Inc.	USA	100.0%
Penn Racquet Sports Inc.	USA	100.0%
Mares Asia Pacific Ltd.	Hong Kong	100.0%
Power Ahead Holding Ltd.	British Virgin Islands	70.0%
Head Sports (Hui Zhou) Corp.	China	70.0%
Mares Benelux B.V.	Netherlands	50.0%
Mares New Zealand Ltd.	New Zealand	50.0%

Note 28 – Cash and cash equivalents

As at December 31, 2008 and 2007, cash and cash equivalents contains cash of €17.2 million and €27.8 million respectively and restricted cash of €0.5 million and €2.5 million respectively representing deposits pledged as collateral on outstanding lines of credit.

HEAD N.V.
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 29 – Earnings per Share

a) Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands, except per share data)

Profit (loss) for the year	€(9,738)	€(11,154)	€4,415
Weighted average number of ordinary shares in issue	37,109	36,479	36,220
Basic earnings per share	(0.26)	(0.31)	0.12

b) Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options of the equity settled Plan 1998, and are included in diluted earnings per share to the extent such shares are dilutive. For the share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options.

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands, except per share data)

Profit (loss) for the year	€(9,738)	€(11,154)	€4,415
Weighted average number of ordinary shares in issue	37,109	36,479	36,220
Share options	--	--	748
Weighted average number of ordinary shares for diluted earnings per share	37,109	36,479	36,968
Diluted earnings per share	(0.26)	(0.31)	0.12